October 31, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re	Sunshine Biopharma Inc. Withdrawal of Registration Statement on Form S-1 Filed October 9, 2018 File No. 333-227748

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Sunshine Biopharma Inc., a Colorado corporation (the “Company”) hereby respectfully applies for the withdrawal of the Company’s registration statement on Form S-1 (File No. 333-227748), together with all exhibits and amendments thereto, which was initially filed with the Securities and Exchange Commission (the “Commission”) on October 9, 2018 (the “Registration Statement”).

The Company requests the withdrawal of the Registration Statement because it has determined not to pursue the contemplated offering at this time. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, the Company hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof or the earliest practicable date hereafter. The Company also requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use to the Company’s account.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact Brian R. Goldberg, Esq. at 732-395-4412.

Sunshine Biopharma Inc.

By:	/s/ Dr. Steve Slilaty
Dr. Steve Slilaty Chief Executive Officer

cc: Brian R. Goldberg, Esq., Lucosky Brookman LLP